

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 7, 2008

via U.S. Mail
Mr. Timothy G. Barritt
Principal Executive Officer
Big Cat Energy Corp.
Sterling Oil & Gas Company
201 W. Lakeway, Suite 100
Gillette, Wyoming
82718

> Re: Big Cat Energy Corporation
>   Amendment No. 1 to Information Statement on
>   Schedule 14C
>   File No. 0-49870
>   Filed January 22, 2008

Dear Mr. Barritt:

        We have reviewed your amended filings and have the following comments.
Where indicated, we think you should revise your documents in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C Information Statement

Exhibit A – Unaudited Pro Forma Financial Statements of Big Cat

1. We note your disclosure that the unaudited pro forma statement of operations for the six months ended October 31, 2007 presents the results of operations assuming the spin-off occurred on May 1, 2007. Please revise your presentation for the period ended October 31, 2007 to determine the pro forma information as if the transaction occurred as of the earliest period presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

Notes to Unaudited Pro Forma Financial Statements of Big Cat, page 33

2. We note that you have presented a pro forma adjustment to adjust cash and cash equivalents for the amount of the proceeds from the Sterling private placement and associated payment for additional leasehold purchases. Please explain why you believe this adjustment is and event that is directly attributable to the transaction and factually reportable. It appears that this adjustment may not be associated with the Sterling private placement and the Sterling spin off transaction. Please refer to Rule 11-02(b)(6) of Regulation S-X.

3. Please explain why you have presented a pro forma adjustment to eliminate the costs associated with the Sterling private placement. It appears this transaction is a result of the Sterling private placement and is not directly attributable to the Sterling spin off transaction. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Scott Jenkins, Esq.
        (801) 596-1508